Exhibit 99.2

ASX, Nasdaq and Media Release

November 15, 2024

Opthea Appoints Kathy Connell to Board of Directors

Ms. Connell is a commercial executive with business development expertise

Appointment takes place as Opthea prepares for Phase 3 wet AMD topline data in 2025

Melbourne, Australia, and Princeton, NJ, US, November 15, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), todayannounced the appointment of Kathy Connell, GAICD, to the Board of Directors (the “Board”) as a Non-Executive Director. Ms. Connell’s appointment was effective immediately after the Annual General Meeting of the Company on November 15, 2024.

Ms. Connell is a commercial executive with deep business development expertise across pharmaceutical, vaccine, medtech, consumer and digital health industries. Her track record of translating global commercial strategies into impactful business results and shareholder value will be instrumental as Opthea prepares for the topline data readout of its pivotal program of sozinibercept in wet AMD. Ms. Connell is currently Senior Client Partner and Head of Healthcare and Life Sciences Australia/New Zealand at Korn Ferry. She also serves as Non-Executive Director at Avecho Biotechnology Ltd (ASX: AVE), Proto Axiom (a biotech investment company with an incubation arm) and BioNSW (life sciences association for NSW, Australia).

“We are pleased to welcome Kathy Connell to Opthea’s Board of Directors. Her wealth of experience in driving strategic growth and business success in the global healthcare industry will be an invaluable asset as the Company prepares for the sozinibercept Phase 3 data readout and subsequent regulatory and commercial milestones. We believe sozinibercept could represent a medical breakthrough for the treatment of wet AMD,” said Jeremy Levin, D.Phil, MB BChir, Chairman of the Board of Opthea.

“Opthea’s innovative approach to delivering superior visual outcomes for patients with blinding eye diseases has the potential to bring life-changing vision improvements to individuals with wet AMD around the world,” said Kathy Connell. “I am honored to join the Opthea team and be part of this journey. I’m excited to work with Opthea’s Board of Directors and the Executive Team to help drive the Company’s success as we enter this promising new phase of growth.”

The Company also notes that Megan Baldwin, PhD, MAICD, retired from the Board as Executive Director, in accordance with ASX Listing Rules. Dr. Baldwin will continue to advance Opthea’s innovation agenda in her executive role as Founder and Chief Innovation Officer (CIO) of the Company.

“On behalf of Opthea organization, I want to thank Dr. Baldwin for her many years of dedicated Board service and express my gratitude for her continued, active engagement as Opthea’s Founder and CIO,” Dr. Levin concluded.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-Looking Statements

This announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this announcement include statements regarding the anticipated sozinibercept topline data timing for the two Phase 3 pivotal trials in wet AMD, the potential for sozinibercept to achieve anticipated results for patients, and the Company’s continued efforts to advance its Biological License Application (BLA) preparations for FDA approval and prepare for commercial readiness. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept’s potential safety, tolerability and therapeutic efficacy, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2024 and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Frederic Guerard, PharmD, Chief Executive Officer

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PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited